November 3, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attention: Mr. Kevin Kuhar
Re: Insulet Corporation
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 9, 2010
Amendment No. 1 to Form 10-K filed August 9, 2010
File No. 001-33462
Dear Ladies and Gentlemen:
This letter is being furnished on behalf of Insulet Corporation (the “Company”) in response to comments in the letter dated October 22, 2010 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Brian Roberts, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2009 that was filed March 9, 2010 and the Company’s Amendment No. 1 to Form 10-K filed August 9, 2010.
To facilitate your review of our response, we have repeated in full your comment in italics below.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009
Note 16. Restatement of Previously Issued Financial Statements, page F-23
1. Please refer to prior comment 1. We note in your response to our comment where you provided a summarized discounted cash flow analysis for the various debt prepayment scenarios. Please respond to the following:
•	Provide us your accounting basis for excluding the commitment fee from the discounted cash flow model for the original debt agreement. Please summarize for us the impact including the commitment fee would have on the discounted cash flow analysis provided.

•	Provide us with your detailed calculation for the effective interest rate of 20.5% as it appears to have a significant impact on the model and changed significantly from the original calculation of 13%.

•	We see that you included $1.2 million of transaction fees as part of the discount on the original debt. We note on page F-14 of the Form 10-K/A that the total transaction fees were $3.0 million. Describe for us your accounting basis for excluding the additional $1.8 million in transaction fees.
•	In your response you refer to $6.1 million as the “fair value of the warrants.” However on page F-15 of the Form 10-K/A you refer to the $6.1 million as the “relative fair value.” Please reconcile these two statements. Provide us with an updated assessment based on the fair value of the warrants if not $6.1 million.
In the preparation of our revised discounted cash flow model under the original Facility Agreement, we excluded the commitment fee payable thereunder. Under the original Facility Agreement, the lenders lent us $27.5 million and committed to lend us an additional $32.5 million in $6.5 million tranches subject to our meeting certain performance targets. Interest accrued on outstanding amounts at 9.75% annually, and we paid a commitment fee on committed, but unborrowed amounts at 2.75% annually. Accordingly, the cash interest rate on the outstanding debt of $27.5 million was 9.75%. Since the 2.75% commitment fee was payable to the lenders in exchange for the future availability of additional borrowings under the agreement, it should be excluded from the effective interest rate calculation on the original amount borrowed. Consistent with ASC 470-50-40-10 the evaluation of a modification considers the remaining cash flows of the original debt at the date of the modification. We considered that ASC 470-50-40-12(d) states that “if the debt instruments contain contingent payment terms or unusual interest rate terms, judgment shall be used to determine the appropriate cash flows,” however given that the commitment fee would not be used in determining the effective interest rate on the original debt, it also would not seem appropriate to include the commitment fee in discounting the remaining cash flows of the original debt.
The effective interest rate of 20.5% was calculated using the following assumptions:

Pay off at Maturity	Original Debt

Gross Debt	$27,500,000
Discount on debt*	$(7,264,813)
Quarterly Interest Payments	$670,313
Interest Payments through	September 2012
Number of Interest payments	12
Prepayment Penalty	—
Principal Payment Amount	$27,500,000
Principal Payment Date	September 2012

*	Includes relative fair value of warrants of $6.1 million as well as transaction fees of $1.2 million paid to Deerfield Management Company.
Assuming the commitment fee was included in the effective interest rate calculation, quarterly interest payments would have been $893,750. The effective interest rate calculated using the same assumptions above would have been 24.4%. Using the effective interest rate calculated by including the commitment fee, the change in the present value of the cash flows on the amended debt would be less than a 10% difference from the remaining cash flows on the original debt in certain scenarios. Accordingly, including the commitment fee in our discounted cash flow analysis would not have changed our determination that the amendment was a modification rather than an extinguishment of debt. Including the commitment fee in the analysis has no impact on the analysis as it only takes one scenario with less than a 10% change to result in a modification rather than an extinguishment.
The calculation of the 20.5% effective interest rate on the original debt is as follows:
Effective Interest Rate

Compound Period:	Quarterly

Nominal Annual Rate:	20.513%
CASH FLOW DATA

Event	Date	Amount	Number	Period	End Date

1 Loan	3/31/2009	20,235,187.00	1
2 Payment	6/30/2009	670,313.00	14	Quarterly	9/30/2012
3 Payment	9/30/2012	27,500,000.00	1
AMORTIZATION SCHEDULE — Normal Amortization

	Date	Payment	Interest	Principal	Balance

Loan	3/31/2009				20,235,187.00
1	6/30/2009	670,313.00	1,037,706.35	(367,393.35)	20,602,580.35
2	9/30/2009	670,313.00	1,056,547.12	(386,234.12)	20,988,814.47
3	12/31/2009	670,313.00	1,076,354.08	(406,041.08)	21,394,855.55
2009 Totals		2,010,939.00	3,170,607.55	(1,159,668.55)

4	3/31/2010	670,313.00	1,097,176.79	(426,863.79)	21,821,719.34
5	6/30/2010	670,313.00	1,119,067.33	(448,754.33)	22,270,473.67
6	9/30/2010	670,313.00	1,142,080.47	(471,767.47)	22,742,241.14
7	12/31/2010	670,313.00	1,166,273.78	(495,960.78)	23,238,201.92
2010 Totals		2,681,252.00	4,524,598.37	(1,843,346.37)

8	3/31/2011	670,313.00	1,191,707.78	(521,394.78)	23,759,596.70
9	6/30/2011	670,313.00	1,218,446.08	(548,133.08)	24,307,729.78
10	9/30/2011	670,313.00	1,246,555.59	(576,242.59)	24,883,972.37
11	12/31/2011	670,313.00	1,276,106.62	(605,793.62)	25,489,765.99
2011 Totals		2,681,252.00	4,932,816.07	(2,251,564.07)

12	3/31/2012	670,313.00	1,307,173.10	(636,860.10)	26,126,626.09
13	6/30/2012	670,313.00	1,339,832.73	(669,519.73)	26,796,145.82
14	9/30/2012	670,313.00	1,374,167.22	(703,854.22)	27,500,000.04
15	9/30/2012	27,500,000.00		27,500,000.00	0.04
2012 Totals		29,510,939.00	4,021,173.05	25,489,765.95

Grand Totals		36,884,382.00	16,649,195.04	20,235,186.96
Note that the largest impact on the computation of the interest rate is inclusion of the carrying value of the warrant.

The total transaction costs of the original debt agreement were $3.0 million. Under the terms of the Facility Agreement, we agreed to pay a transaction fee of $1.2 million to Deerfield Management Company, L.P., an affiliate of the lead lender. In addition, we incurred financing costs of approximately $1.8 million which were paid to third parties for services in connection with our obtaining the financing. Amounts paid to the purchaser of the debt or equity instrument when the transaction is consummated are a reduction in the proceeds received by the issuer and are considered a component of the premium or discount on the issuance and not as an issuance cost.
As such, we believe the transaction fee paid to Deerfield should be recorded as a debt discount, used in the effective interest rate calculation and amortized to interest expense over the term of the debt.
Direct and incremental costs related to the issuance of debt should be capitalized and reported as deferred financing costs. As these third party costs are not offset against the proceeds, we believe these issue costs should be recorded as other assets, excluded from the effective interest rate calculation and amortized to interest expense over the term of the debt using the effective interest method.
The $27.5 million of debt was issued in tandem with the issuance of warrants to purchase 3.75 million shares of our common stock. ASC 470-20-25-2 notes that proceeds from the sale of a debt instrument with stock purchase warrants (detachable call options) shall be allocated to the two elements (debt and warrants) based on the relative fair values of the debt instrument without the warrants and of the warrants themselves at time of issuance. Under ASC 470-20-30-1, the allocation of proceeds under paragraph 470-20-25-2 shall be based on the relative fair values of the two instruments at time of issuance. We used the Black-Scholes value of the warrants on the issuance date to value the warrants at $7.8 million (or $2.075 per share). The proceeds from the debt of $27.5 million were allocated between the debt and the warrants as follows:

		Percentage of	Relative
		Relative Fair Value	Fair Value
Total liability component	$27,500,000	78%	$21,435,187
Total equity component (Black-Scholes value)	7,780,775	22%	6,064,813

	$35,280,775		$27,500,000

We are amortizing the debt discount of $7.3 million to interest expense over the term of the debt. The debt recorded at the time of the issuance of debt is calculated as follows:

Gross Debt	$27,500,000
Less:
Relative Fair Value of Warrants	6,064,813
Transaction Fee Paid to Lender	1,200,000

Net Debt	$20,235,187
Accordingly, the relative fair value of the warrants was $6.1 million on the date of issuance based on this allocation method. The asterisk under the table on page 4 of our prior response should have included the word “relative” prior to fair value. The amount recorded in the Statement of Changes in Stockholders’ Equity (Deficit) in the year ended December 31, 2009 of $5.7 million reflects the relative fair value of $6.1 million less the portion of the $1.8 million of financing costs allocated to equity.
* * *
On behalf of the Company, I hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings:

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings: and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.
Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (781) 457-4848 or by e-mail at broberts@insulet.com

Sincerely,
/s/ Brian Roberts
Brian Roberts
Chief Financial Officer

cc:	Raymond C. Zemlin, Esq. (Goodwin Procter LLP)

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